SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                             -----------------

                            AMENDMENT NO. 1 TO
                        STATEMENT ON SCHEDULE 14D-1

    Amendment to Tender Offer Statement Pursuant To Section 14(d)(1) of
                       the Securities Exchange Act of 1934
                             -----------------

                            STATEMENT ON SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                   (AMENDMENT NO. 3 - Public Storage, Inc.)
                     (AMENDMENT NO. 4 - B. Wayne Hughes)
                              -----------------

                        PUBLIC STORAGE PROPERTIES, LTD.
                           (Name of Subject Company)
                              -----------------

                             Public Storage, Inc.
                                B. Wayne Hughes
                                   (Bidder)
                              -----------------

                     Units of Limited Partnership Interest
                        (Title of Class of Securities)
                              -----------------

                                     NONE
                     (CUSIP Number of Class of Securities)
                              -----------------

                                 DAVID GOLDBERG
                              Public Storage, Inc.
                         701 Western Avenue, Suite 200,
                         Glendale, California 91201-2397
                                 (818) 244-8080
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidder)

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1)   Name of Reporting Person:  Public Storage, Inc.

     I.R.S. Identification No. of Above Person (entities only): 95-3551121


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     [x] (a)  ______________________________________________________________

     [ ] (b)  ______________________________________________________________


3)   SEC Use Only __________________________________________________________


4)   Sources of Funds (See Instructions):  WC


5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).


6)   Citizenship or Place of Organization:  California


7) Aggregate Amount Beneficially Owned by Each Reporting Person: 7,683 units of limited partnership interest (see footnote (a) below).


8) [ ] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).


9)   Percent of Class Represented by Amount in Row 7:  38.4%


10)  Type of Reporting Person (See Instructions):  CO

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(a)  Includes (i) 1,658 units of limited partnership interest ("Units") as to which Public Storage, Inc. has sole voting and dispositive power, (ii) 6,000 Units which Public Storage, Inc. has a currently exercisable option to acquire from B. Wayne Hughes and as to which Public Storage, Inc. currently has sole voting power (pursuant to an irrevocable proxy), which option and proxy expire on November 16, 1998 and (iii) 25 Units which Public Storage, Inc. has an option to acquire from B. Wayne Hughes, which option is exercisable at any time on or after July 1, 1998.

1)   Name of Reporting Person:  B. Wayne Hughes

     I.R.S. Identification No. of Above Person (entities only):


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     [x] (a)  ______________________________________________________________

     [ ] (b)  ______________________________________________________________


3)   SEC Use Only __________________________________________________________


4)   Sources of Funds (See Instructions):  PF


5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).


6)   Citizenship or Place of Organization:  United States of America


7) Aggregate Amount Beneficially Owned by Each Reporting Person: 6,105 units of limited partnership interest (see footnote (a) below).


8) [ ] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).


9)   Percent of Class Represented by Amount in Row 7:  30.5%


10)  Type of Reporting Person (See Instructions):  IN

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(a)  Includes (i) 6,000 Units as to which B. Wayne Hughes has sole dispositive power and no voting power; Public Storage, Inc. has a currently exercisable option to acquire these Units and an irrevocable proxy to vote these Units, which option and proxy expire on November 16, 1998, (ii) 25 Units as to which B. Wayne Hughes has sole voting and dispositive power; Public Storage, Inc. has an option to acquire these Units, which option is exercisable at any time on or after July 1, 1998 and (iii) 80 Units held by Tamara L. Hughes, B. Wayne Hughes' daughter; Public Storage, Inc. has an option to acquire these Units, which option is exercisable at any time on or after October 1, 1998.

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                                  Introduction

     This statement is Amendment No. 1 to the Schedule 14D-1 which was filed by Public Storage, Inc. (the "Company") and B. Wayne Hughes ("Hughes") with the Securities and Exchange Commission on June 22, 1998, with respect to the offer by the Company and Hughes to purchase up to 7,000 of the limited partnership units ("Units") in Public Storage Properties, Ltd., a California limited partnership (the "Partnership") at a net cash price per Unit of $460. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the meanings set forth in the Offer to Purchase dated June 22, 1998 and related Letter of Transmittal.

     This Amendment No. 1 to Statement on Schedule 14D-1 also constitutes (i) Amendment No. 3 to Statement on Schedule 13D dated November 16, 1995, as previously amended by Amendment No. 1 dated January 1, 1996 and Amendment No. 2 (which was the Schedule 14D-1 filed on June 22, 1998), filed by Public Storage, Inc., and (ii) Amendment No. 4 to Statement on Schedule 13D dated September 25, 1995, as previously amended by Amendment No. 1 dated November 16, 1995, Amendment No. 2 dated October 1, 1997 and Amendment No. 3 (which was the
Schedule 14D-1 filed on June 22, 1998), filed by B. Wayne Hughes and Tamara L. Hughes.

Item 11.  Material to be filed as Exhibits.
          ---------------------------------

          See Exhibit Index contained herein.

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                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 10, 1998                  PUBLIC STORAGE, INC.


                                       By: /S/ DAVID GOLDBERG
                                           --------------------
                                           David Goldberg
                                           Senior Vice President
                                           and General Counsel


                                       /S/ B. WAYNE HUGHES
                                       --------------------------
                                       B. Wayne Hughes

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                                  Exhibit Index

Exhibit No.

   (a)     1  Offer to Purchase dated June 22, 1998 ("Offer to Purchase").
              Previously filed and incorporated herein by reference.

           2 Letter of Transmittal. Previously filed and incorporated herein by reference.

           3 Form of letters to Unitholders. Previously filed and incorporated herein by reference.

           4 Supplement dated July 10, 1998 to Offer to Purchase. Not distributed to Unitholders.

   (b)     Not applicable.

   (c)     Not applicable.

   (d)     Not applicable.

   (e)     Not applicable.

   (f)     Not applicable.